October 16, 2007

Mail Stop 4561

Sam Jankovich
Chairman of the Board and Chief Executive Officer
EnterConnect, Inc.
100 Century Center Court
Suite 650
San Jose, CA 95112-4537

> **RE:** **EnterConnect, Inc.**
> **Amendment No. 1 to Form SB-2**
> **Filed September 28, 2007**
> **File number 333-145487**

Dear Mr. Jankovich:

We have reviewed your amendment and have the following comments in that regard.

Cover Page

1.   We note that the amendment revises the facing sheet, apparently to address prior comment 1 of our letter dated September 1l, 2007. Please be advised that the prior comment concerned the cover page of the prospectus, not the facing sheet of the registration statement. We reissue the prior comment at the first page of the prospectus, which will be the first page of the document you must deliver to investors, will set for the the required information about the offering price.

2.   In responding to the preceding comment, we suggest that you amend the first sentence of the prospectus cover page to unambiguously state the offering price. The cover page disclosure should conform with the offering price described in the Plan of Distribution section, which is an initial offering price of $1.00 per share, provided that with respect to shares offered by non-affiliates, after the securities are included for trading on the OTCBB or a national securities exchange, the shares may be offered at prevailing market prices or in negotiated transactions. Please revise.

Selling Security Holders, page 9

3.   Please see our prior comment 5 of our letter dated September 11, 2007 and provide the requested information.

Item 26. Recent Sales of Unregistered Securities, page II-2

4.	It appears that on July 19, 2007, you began an unregistered offering 14% debentures with common stock for an aggregate offering price of $500,000. In your response letter, please tell us the status of this offering, and in particular whether any or all of the offered securities were sold and when any sales took place. It does not appear that any sales of these securities are reported under the Recent Sales of Unregistered Securities portion of part II of the filing. Additionally, in your response letter, please tell us the status of your plans to raise $12 million through unregistered securities offerings pursuant to your agreement with Bridgestream Partners LLC.

Signatures

5.	The person discharging the functions of the principal accounting officer or controller should be designated as such on the signature page. Since Mr. Dean Galland serves as both principal financial officer and principal accounting officer, please include both titles with his signature.

Exhibits

6.	With your amended filing, please provide currently dated consents of your independent public accountants as well as a currently dated validity opinion regarding the securities being offered.

	Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

	Sincerely,

	Mark P. Shuman
	Branch Chief – Legal

CC:	Peter Campitiello
	Levy & Boonshoft, P.C.
	477 Madison Avenue
	New York, NY 10022
	Facsimile number: (212) 751-6943